SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  000-33031

                             WORLD ENVIROTECH, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)

Colorado                                                     84-1263981
-------------------------------------                        ----------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)

789 West Pender Street, Suite 830, Vancouver, B.C., Canada V6C 1H2
------------------------------------------------------------------
(Address of principal Executive Offices          Zip Code)

Registrant's telephone number, including area code: (604) 632-9638

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

As of December 24, 2001, there were 5,400,700 voting shares of the Registrant's common stock outstanding (including shares authorized to be issued), its only class of voting securities, each share entitling the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                                         Number of                         Percent
                                                        Shares Owned                       of Class
Name and Address of                                     Beneficially                        After
Beneficial Owner                                       and of Record                       Purchase
                                                                                          Transaction

Carl Urich (3)                                          266,664                               4.9%
7293 S. Sherman Street
Littleton, CO  80122

Edna Urich (3)                                          266,664                               4.9%
7293 S. Sherman Street
Littleton, CO  80122

Xin Net Corp. (5)                                       3,882,700                             71%
#830-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Maurice Tsakok (4)(1)(5)                                3,882,700                             71%
#830-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Ernest Cheung (1)(2)(5)                                 3,882,700                             71%
#830-789 W. Pender Street
Vancouver, B.C. Canada V6C 1H2

Mark Urich                                              609,136                               11.9%
8385 Cobblestone Street
Highlands Ranch, CO  80126


(1)  Officer
(2)  Newly appointed Director
(3)  Resigning Director
(4)  Proposed Director
(5)  XIN NET Corp. is beneficially controlled by Ernest Cheung and Maurice
     Tsakok who are members of the Board of Directors and officers of XIN NET
     Corp.
(6) Carl & Edna Urich are husband and Wife and each is deemed to beneficially own the shares.



 Officers and Directors as a group                      4,149,364                             76%



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



CHANGES IN CONTROL OF REGISTRANT

     On December 24, 2001 the Company completed a Share Purchase Agreement with three shareholders of World Envirotech, Inc. under which XIN NET Corp. acquired 71% (3,882,700) of the issued and outstanding stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

The current Directors and Executive officers of Registrant are:

         Carl Urich                   Director
         Edna Urich                   Director
         Ernest Cheung                Director               President
         Maurice Tsakok                                      Secretary/Treasurer

LEGAL PROCEEDINGS

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

                                   MANAGEMENT


     IDENTIFICATION OF DIRECTORS TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

     Upon ten days after the filing of this Form and mailing of this Notice to Shareholders, two of the present Directors of the Company, Carl Urich and Edna Urich, will resign and the appointment of Maurice Tsakok, as Director, will be effective.

         The persons nominated to be directors of the Registrant, and their ages, are as follows:

                  NAME                                                AGE
                  ----                                                ---

                  Ernest Cheung (Mr. Cheung has already               51
                  been appointed as Director)
                  Maurice Tsakok                                      45

BUSINESS EXPERIENCE

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, (including recently appointed Director, Ernest Cheung, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     ERNEST CHEUNG, Secretary and Director, age 51, has been Secretary of XIN NET Corp. since May 1998. He received a B.A. in Math in 1973 from University of Waterloo Ontario. He received an MBA in Finance and Marketing from Queen's University, Ontario in 1975. From 1991 to 1993 he was Vice President of Midland Walwyn Capital, Inc. of Toronto, Canada, now known as Merrill Lynch Canada. From 1992 until 1995 he served as Vice President and Director of Tele Pacific International Communications Corp. He has also served as President for Richco Investors, Inc. since 1995. He has been a director of our Company since 1996. He is currently a Director of Agro International Holdings, Inc. since 1997, Spur Ventures, Inc. since 1997, Richco Investors, Inc. since 1995 and Drucker, Inc. since 1997. In 2000, he became President and a Director of China NetTV Holdings, Inc.

     MAURICE TSAKOK, has been a Director of XIN NET Corp. (since 1997) and Drucker, Inc. since 1998, age 49, was employed from 1994 to 1996 by Sagit Mutual Funds, a mutual fund company, who as a vice-president was responsible for computer operations and research on global technology companies. From 1997 to present, he acted as a consultant on the high-tech industry and provides technical analysis on high-tech companies. He holds a Mechanical Engineering degree (1974 University of Minnesota) as well as an MBA specializing in Management Information Systems (MIS) (1976 Hofstra University). In 2000, he became a Director of China NetTV Holdings, Inc.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Except those listed below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest, except as explained below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.


COMMITTEES OF THE BOARD OF DIRECTORS

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's the current fiscal year, the executive officers and directors of the Registrant received compensation in the form of shares issued in lieu of salaries and fees from the Registrant as follows: The Company accrued no compensation to the executive officers as a group for services rendered to the Company in all capacities during the fiscal year to date. No compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.



January 2, 2002                            World Envirotech, Inc.



                                           by: /s/ Ernest Cheung
                                           ---------------------
                                           Ernest Cheung, President